SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                IN THE MATTER OF                      CERTIFICATE
             CMP GROUP, INC., ET AL.                OF NOTIFICATION

                File No. 70-9367

         (Public Utility Holding Company
                  Act of 1935)
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             This  Certificate of  Notification  is filed by CMP Group,  Inc. in connection with the transactions proposed in the Application on Form U-1, as amended, in File No. 70-9367 (the "Application"), in the above proceeding and authorized by the order ("Order") of the Securities and Exchange Commission ("Commission") dated February 12, 1999 (Release No.
  35-26977).  CMP Group, Inc. hereby notifies the Commission that:

           i. The transactions described in the Application have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.

           ii. That through New England Gas Development Corporation, a wholly-owned subsidiary, CMP Group, Inc. has acquired up to 50% of the membership interests in CMP Natural Gas, L.L.C., a Maine limited liability company which will become a "gas utility company" within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935.

           iii.  Filed  herewith as Exhibit F-2 is the  "past-tense"  opinion of
           counsel  for  CMP  Group,   Inc.  and  New  England  Gas  Development
           Corporation.

                                    SIGNATURE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

                            CMP GROUP, INC.

                            By:/s/ Anne M. Pare
                                   Anne M. Pare
                                   Treasurer, Corporate Counsel and Secretary

                           NEW ENGLAND GAS DEVELOPMENT CORPORATION

                           By:/s/ Arthur W. Adelberg
                                   Arthur W. Adelberg
                                   President

  Dated:  March 31, 1999